Exhibit (a)(8)


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June 8, 2007

TO:         UNIT HOLDERS OF CENTURY PROPERTIES FUND XIV

SUBJECT:    OFFER TO PURCHASE UNITS FOR 15% MORE THAN AIMCO'S AMENDED OFFER

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on April 26, 2007, as amended (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase all Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIV (the "Partnership") at the increased Offer Price of:

                                  $75 per Unit
                                  ------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES FUND XIV without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. This offer is 15% HIGHER than AIMCO'S twice-increased, amended offer. Don't throw away $10 per Unit! Withdraw your Units from AIMCO and tender them to us!

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through 2012!

     o NO DISTRIBUTIONS! The Partnership has paid no distributions since 2005! The Partnership has stated that "there can be no assurance that the Partnership will generate sufficient funds from operations, after planned capital expenditures, to permit any distributions to its partners in 2007 or subsequent periods." (emphasis added)

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

The Purchasers are extending the Expiration Date to June 25, 2007. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders). If you already completed and sent a Letter of Transmittal to the Depositary, you need not send another, you will automatically receive the higher price. Please note that a Medallion Guarantee is no longer required.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

We've enclosed a Notice of Withdrawal that you can fax or deliver to the agent for AIMCO Properties, LP if you already tendered your Units to AIMCO and you wish to receive more money! The AIMCO Offer expires on June 15, 2007 (unless further extended), so its depository, The Altman Group, must receive your Notice of Withdrawal by midnight Eastern Time on that date for you to withdraw from that offer. You must also deliver to us an executed copy of our Letter of Transmittal to accept our Offer. If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 25, 2007.